FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Relevant Event “BCRA authorizes new Director and Regular Statutory Auditor”

Buenos Aires,

September 10th 2021

Securities and Exchange Commission

Relevant Event – BCRA authorizes new Director and Regular Statutory Auditor.

With due consideration:

We hereby address you in order to inform that Banco BBVA Argentina S.A has been notified of the Resolution N° 291 issued by the Central Bank of the Argentine Republic on September 9th, 2021, whereby no remarks were made concerning that Mr. Ernesto Mario San Gil, holder of identity card N° 12.601.664, may act as Director of the Bank and Mrs. Vanesa Claudia Rodríguez, holder of identity card N° 22.486.865, may act as Regular Statutory Auditor of our company.

Yours faithfully,

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11156 L° 103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	September10th, 2021	By:	/s/ Ernesto Gallardo
			Name:	Ernesto Gallardo
			Title:	Chief Financial Officer